 BioLineRX Ltd.
2 HaMa’ayan St.
Modi’in Technology Park
Modi’in, Israel 7177871

July 1, 2020

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	BioLineRX Ltd.
Registration Statement on Form F-1 File No. 333-239485
VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioLineRX Ltd. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-238973) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on July 2, 2020 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (212) 547-5541. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours, BIOLINERX LTD.

By:	/s/ Mali Zeevi
Name:	Mali Zeevi
Title:	Chief Financial Officer